Tenzing Acquisition Corp.

250 West 55th Street

New York, New York 10019

August 20, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: John Reynolds

Re:	Tenzing Acquisition Corp.
Registration Statement on Form S-1
Filed July 20, 2018, as amended
File No. 333-226263

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tenzing Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Monday, August 20, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Rahul Nayar
Rahul Nayar
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP